Exhibit 99.1
NAVIOS MARITIME HOLDINGS INC.
ANNOUNCES
INITIAL PAYMENT FOR ACQUISITION
OF
TANKER VESSELS
PIRAEUS, Greece, May 19, 2010 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced today that it has made the initial payment of $171.7 million for the acquisition of 11 product and chemical tanker vessels. The installment was funded by $133.0 million drawn from two credit facilities and $38.7 million from available cash. The $206.0 million balance will be paid in installments ending with delivery of the vessels. The initial payment has not yet been made for the two additional product tankers that are part of the 13 vessel fleet.
Navios Holdings has previously announced a definitive agreement pursuant to which it will sell the 13 vessel fleet, comprised of 11 product tankers and two chemical tankers to Navios Maritime Acquisition Corporation (“Navios Acquisition”) at cost (an aggregate of $457.7 million for 13 vessels). However, if Navios Acquisition’s stockholders do not approve the vessel acquisition at the special stockholders meeting to be held Tuesday, May 25, 2010, Navios Holding will acquire and manage this fleet.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) for purchase at fair market value according to the terms of the Omnibus Agreement. For more information please visit its website: www.navios-mlp.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
+1.212.279.8820
investors@navios.com